FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 400 Tian Yao Qiao Road

Shanghai 200030, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: November 16, 2006

Exhibit 99.1

Home Inns Announces Financial Results for the Third Quarter 2006

Shanghai, November 15, 2006 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended September 30, 2006.

Third Quarter 2006 Highlights

•	Total revenues increased 106.3% year-over-year and 15.9% sequentially to RMB160.4 million (US$20.3 million).

•	Net income for the quarter was RMB7.9 million (US$ 1.0 million). Net income available to ordinary shareholders was RMB4.5 million (US$0.6 million). Net income excluding share-based compensation expenses (non-GAAP) was RMB21.6 million (US$2.7 million), an increase of 297.7% year-over-year and 7.7% sequentially.

•	Adjusted EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation, amortization and share-based compensation expenses, was RMB41.8 million (US$5.3 million), an increase of 215.7% year-over-year and 8.3% sequentially.

•	Diluted earnings per share amounted to RMB0.14 (US$0.02), and diluted earnings per ADS were RMB0.29 (US$0.04). Diluted earnings per share excluding share-based compensation expenses (non-GAAP) were RMB0.39 (US$0.05), and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were RMB0.78 (US$0.10). Each ADS represents two ordinary shares.

•	During the third quarter of 2006, Home Inns opened 25 new hotels. As of September 30, 2006, the Home Inns hotel chain consisted of 107 hotels in operation with an additional 56 hotels under development, covering 45 cities in China.

•	Occupancy rate for the Home Inns hotel chain was 94.0% in the third quarter of 2006, compared with 93.1% during the same period in 2005 and 97.7% in the previous quarter.

•	RevPAR, defined as revenue per available room, was RMB172, compared with RMB169 in the same period of 2005 and RMB182 in the previous quarter. The sequential decrease in both occupancy rate and RevPAR was primarily due to the 25 new hotels opened in the third quarter of 2006.

“We are pleased to report strong results for the third quarter of 2006,” said Mr. David Sun, Home Inn’s Chief Executive Officer. “We continued our revenue growth momentum and executed on our expansion plan while maintaining high occupancy and profitability.”

Mr. Sun continued, “In the quarters ahead, we will continue to leverage our widely recognized brand name, nationwide scale and early mover advantage in China’s economy hotel market to expand our network and provide a comfortable and consistent lodging experience to a rapidly growing number of business and leisure travelers.”

As of September 30, 2006, the Home Inns hotel chain consisted of 78 leased-and-operated hotels and 29 franchised-and-managed hotels in operation, with an additional 33 leased-and-operated hotels and 23 franchised-and-managed hotels under development, covering 45 cities in China. The average number of rooms per hotel in operation was 119.

Third Quarter 2006 Financial Results

For the third quarter of 2006, Home Inns reported total revenues of RMB160.4 million (US$20.3 million), representing a 106.3% increase year-over-year and a 15.9% increase sequentially.

Total revenues from leased-and-operated hotels for the third quarter of 2006 were RMB153.0 million (US$19.4 million), representing a 101.4% increase year-over-year and a 13.5% increase sequentially. The Company opened 15 new lease-and-operated hotels during the quarter.

Total revenues from franchised-and-managed hotels for the third quarter of 2006 were RMB7.4 million (US$0.9 million), representing a 312.2% increase year-over-year and a 106.8% increase sequentially. The Company opened 10 new franchised-and-managed hotels during the quarter.

Occupancy rate for the entire Home Inns hotel chain was 94.0% in the third quarter of 2006, compared with 93.1% in the same period in 2005 and 97.7% in the previous quarter. RevPAR in the third quarter of 2006 was RMB172, compared with RevPAR of RMB169 in the same period in 2005 and RMB182 in the previous quarter. The decrease in occupancy rate and RevPAR from the second quarter of 2006 was primarily due to the 25 new hotels opened in the third quarter of 2006.

Total operating expenses for the quarter were RMB137.6 million (US$17.4 million). Total operating expenses excluding share-based compensation expenses (non-GAAP) were RMB123.9 million (US$15.7 million) or 77.3% of total revenues, compared to 83.4% in the same period of 2005, and 74.5% in the previous quarter.

Total leased-and-operated hotel costs were RMB105.4 million (US$13.3 million), representing an 85.5% increase over the same period in 2005 and a 19.9% increase over the second quarter of 2006. The increase was primarily due to the new leased-and-operated hotels opened during the quarter.

Selling and marketing expenses were RMB3.3 million (US$0.4 million), an increase of 59.3% year-over-year and 47.2% sequentially. The increase was primarily attributable to increases in advertising activities and marketing personnel during the quarter.

General and administrative expenses for the quarter were RMB29.0 million (US$3.7 million). This quarter’s general and administrative expenses included share-based compensation expenses of RMB13.7 million (US$1.7 million). Included in this amount are the following two items: in July 2006, the Company sold approximately 2.8 million ordinary shares in a private placement to certain individuals including certain executives and directors of the Company. As the issue price was lower than the then fair market value as assessed by an independent appraiser, a charge of RMB9.6 million (US$1.2 million) was taken. In addition, the Company recorded RMB3.3 million (US$0.4 million) to reflect certain severance arrangements relating to former executives. Neither item was associated with Home Inns’ normal course of business operations, and hence the company does not expect to incur such charges on a recurring basis. Excluding share-based compensation expenses, general and administrative expenses (non-GAAP) were RMB15.3 million (US$1.9 million) or 9.5% of total revenues, compared to 7.7% in the same period of 2005 and 9.4% in the previous quarter.

Adjusted EBITDA for the quarter was RMB41.8 million (US$5.3 million) or 26.1% of total revenues, compared to 17.0% in the same period of 2005 and 27.9% in the previous quarter.

Income from operations for the quarter was RMB13.6 million (US$1.7 million). Income from operations excluding share-based compensation (non-GAAP) was RMB27.3 million (US$3.5 million) or 17.0% of total revenues, compared to 11.0% in the same period of 2005 and 20.1% in the previous quarter.

Net income for the quarter was RMB7.9 million (US$1.0 million). Net income available to ordinary shareholders was RMB4.5 million (US$0.6 million). Net income excluding share-based compensation expenses (non-GAAP) was RMB21.6 million (US$2.7 million) or 13.5% of total revenues, compared to 7.0% in the same period of 2005 and 14.5% in the previous quarter.

Basic and diluted earnings per share amounted to RMB0.15 (US$0.02) and RMB0.14 (US$0.02), respectively, and basic and diluted earnings per ADS were RMB0.29 (US$0.04) and RMB0.29 (US$0.04), respectively. Basic and diluted earnings per share excluding share-based compensation expenses (non-GAAP) were RMB0.40 (US$0.05) and RMB0.39 (US$0.05), respectively, and basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were RMB0.80 (US$0.10) and RMB0.78 (US$0.10), respectively.

Capital expenditures for the quarter were RMB51.6 million (US$6.5 million).

As of September 30, 2006, Home Inns had cash and cash equivalents of RMB161.4 million (US$20.4 million). Net operating cash flow for the third quarter of 2006 was RMB46.3 million (US$5.9 million). Home Inns completed its Nasdaq IPO in October 2006, receiving approximately US$72.8 million net proceeds from the offering.

Outlook for Fourth Quarter 2006

Home Inns expects its total revenues in the fourth quarter of 2006 to be in the range of RMB162 million (US$20.5 million) to RMB178 million (US$22.5 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 8 PM on November 15, 2006 U.S. Eastern Standard Time (9 AM on November 16, 2006 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. and International:	+1-617-597-5324

Passcode for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following number until 10 PM on November 22, 2006 U.S. Eastern Standard Time.

International:	+1-617-801-6888
Passcode:	76628853

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com .

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2006 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels.

Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of November 15, 2006, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, net income excluding share-based compensation expenses, adjusted EBITDA, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that adjusted EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization and share-based compensation expenses, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that adjusted EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense, interest income and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

In China:

Angela Li

Home Inns & Hotels Management Inc.

Tel: +86-21-64861818, ext. 2004

Email: xlli@homeinns.com

Mr. Rory Macpherson

Ogilvy Public Relations Worldwide

Tel: +86-10-8520-6553

Email: rory.macpherson@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Public Relations Worldwide

Tel: +1-212-880-5269

Email: thomas.smith@ogilvypr.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2005	September 30, 2006	September 30, 2006
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	37,727,231	161,401,264	20,420,200
Restricted cash	1,900,000	1,000,000	126,518
Accounts receivable	3,130,151	9,014,908	1,140,550
Receivables from related parties	15,729	—	—
Consumables	5,529,908	7,475,633	945,804
Prepayments and other current assets	5,484,080	12,978,182	1,641,975
Deferred tax assets, current	2,646,868	2,646,868	334,877

Total current assets	56,433,967	194,516,855	24,609,924

Property and equipment, net	267,675,576	380,106,796	48,090,435
Goodwill	32,906,112	32,906,112	4,163,223
Intangible assets, net	2,369,471	2,762,557	349,514
Other assets	2,968,829	3,555,812	449,875
Deferred tax assets, non-current	12,648,245	18,788,160	2,377,045

Total assets	375,002,200	632,636,292	80,040,016

LIABILITIES
Current liabilities:
Accounts payable	3,391,015	5,560,969	703,564
Payables to related parties	1,259,409	8,678,145	1,097,943
Short-term borrowings	20,000,000	86,000,000	10,880,567
Salaries and welfare payable	8,292,922	17,578,931	2,224,055
Income tax payable	11,389,738	11,273,155	1,426,259
Other taxes payable	2,016,325	3,456,331	437,289
Deferred revenues	6,442,135	17,903,842	2,265,162
Provisions for customer reward program	776,645	2,254,023	285,175
Other payables and accruals	65,109,611	75,495,089	9,551,504
Deferred tax liabilities, current	508,916	508,916	64,387

Total current liabilities	119,186,716	228,709,401	28,935,905

Deferred rental	26,533,548	38,086,103	4,818,586
Long-term loan from a related party	40,000,000	60,000,000	7,591,093
Deferred tax liability, non-current	205,101	175,074	22,150

Total liabilities	185,925,365	326,970,578	41,367,734

Minority interest	9,994,321	11,506,225	1,455,747

Commitments and contingencies

Shareholders’ equity
Convertible preferred shares
Series A preferred shares (US$0.005 par value; 17,241,400 shares authorized, issued and outstanding)	713,541	713,541	90,276
Series B preferred shares (US$0.005 par value; 2,417,645 shares authorized, issued and outstanding)	100,055	100,055	12,659
Series C preferred shares (US$0.005 par value; 3,265,841 shares authorized, issued and outstanding)	135,149	135,149	17,099
Ordinary shares (US$0.005 par value; 177,075,114 shares authorized, 27,399,140 and 30,977,171 shares issued and outstanding as of December 31, 2005 and September 30, 2006, respectively)	1,133,911	1,276,848	161,545

Additional paid-in capital	152,878,585	229,852,055	29,080,473
Statutory reserves	11,360,020	11,360,020	1,437,249
Deferred share-based compensation	(2,809,713)	—	—
Retained earnings	15,570,966	50,721,821	6,417,234

Total shareholders’ equity	179,082,514	294,159,489	37,216,535

Total liabilities and shareholders’ equity	375,002,200	632,636,292	80,040,016

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.9040 on September 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2006
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Revenues:
Leased-and-operated hotels	75,939,473	134,810,655	152,956,058	19,351,728
Franchised-and-managed hotels	1,794,352	3,576,322	7,396,171	935,750

Total revenues	77,733,825	138,386,977	160,352,229	20,287,478
Less: Business tax and related surcharges	(4,369,882)	(7,436,274)	(9,087,206)	(1,149,697)

Net revenues	73,363,943	130,950,703	151,265,023	19,137,781

Operating costs and expenses:
Leased-and-operated hotel costs – Rents and utilities	(26,825,328)	(37,464,335)	(45,253,311)	(5,725,368)
Personnel costs*	(10,542,295)	(18,790,527)	(23,409,437)	(2,961,720)
Depreciation and amortization	(5,903,365)	(10,651,811)	(11,320,003)	(1,432,187)
Consumables, food and beverage	(5,838,976)	(9,645,284)	(11,077,789)	(1,401,542)
Others	(7,713,390)	(11,380,097)	(14,347,798)	(1,815,258)

Total leased-and-operated hotel costs	(56,823,354)	(87,932,054)	(105,408,338)	(13,336,075)

Sales and marketing expenses	(2,046,240)	(2,214,431)	(3,260,229)	(412,478)
General and administrative expenses*	(6,183,594)	(13,627,129)	(28,976,251)	(3,666,024)

Total operating costs and expenses	(65,053,188)	(103,773,614)	(137,644,818)	(17,414,577)

Income from operations	8,310,755	27,177,089	13,620,204	1,723,204

Interest income	47,057	223,408	255,277	32,297
Interest expense	(215,329)	(1,569,845)	(1,644,689)	(208,083)
Other non-operating income	116,530	1,650,373	3,264,850	413,063

Income before income tax expense, minority interests and share of income of affiliated companies	8,259,013	27,481,025	15,495,643	1,960,481
Income tax expense	(1,660,968)	(6,464,601)	(6,533,696)	(826,632)
Minority interests	(1,399,710)	(1,651,386)	(1,060,156)	(134,129)

Net income	5,198,335	19,365,038	7,901,791	999,720

Amount allocated to participating preference shareholders	(2,368,078)	(8,821,657)	(3,360,682)	(425,187)

Net income available to ordinary shareholders	2,830,257	10,543,381	4,541,109	574,533

Earnings per share
— Basic	0.10	0.38	0.15	0.02

— Diluted	0.10	0.37	0.14	0.02

Weighted average ordinary shares outstanding
— Basic	27,399,140	27,399,140	30,860,496	30,860,496

— Diluted	28,702,288	29,235,149	32,283,906	32,283,906

* Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	937	3,019	2,986	378
General and administrative expenses (Note2)	230,621	685,529	13,692,504	1,732,351

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.9040 on September 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended September 30, 2006, share-based compensation expense included expenses associated with equity issuance of RMB 9,564,136 (for the quarter ended June 30, 2006 and September 30, 2005: Nil) and expenses associated with severance of RMB 3,314,800 (for the quarter ended June 30, 2006 and September 30, 2005: Nil).

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(105,408,338)	65.7%	2,986	0.0%	(105,405,352)	65.7%
Sales and marketing expenses	(3,260,229)	2.0%	—	0.0%	(3,260,229)	2.0%
General and administrative expenses	(28,976,251)	18.1%	13,692,504	8.5%	(15,283,747)	9.5%

Total operating costs and expenses	(137,644,818)	85.8%	13,695,490	8.5%	(123,949,328)	77.3%

Income from operations	13,620,204	8.5%	13,695,490	8.5%	27,315,694	17.0%

Net income	7,901,791	4.9%	13,695,490	8.5%	21,597,281	13.5%

Earnings per share
— Basic	0.15		0.26		0.40

— Diluted	0.14		0.25		0.39

	Quarter Ended September 30, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$		US$		US$
Leased-and-operated hotel costs	(13,336,075)	65.7%	378	0.0%	(13,335,697)	65.7%
Sales and marketing expenses	(412,478)	2.0%	—	0.0%	(412,478)	2.0%
General and administrative expenses	(3,666,024)	18.1%	1,732,351	8.5%	(1,933,673)	9.5%

Total operating costs and expenses	(17,414,577)	85.8%	1,732,729	8.5%	(15,681,848)	77.3%

Income from operations	1,723,204	8.5%	1,732,729	8.5%	3,455,933	17.0%

Net income	999,720	4.9%	1,732,729	8.5%	2,732,449	13.5%

Earnings per share
— Basic	0.02		0.03		0.05

— Diluted	0.02		0.03		0.05

	Quarter Ended June 30, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(87,932,054)	63.5%	3,019	0.0%	(87,929,035)	63.5%
Sales and marketing expenses	(2,214,431)	1.6%	—	0.0%	(2,214,431)	1.6%
General and administrative expenses	(13,627,129)	9.8%	685,529	0.5%	(12,941,600)	9.4%

Total operating costs and expenses	(103,773,614)	75.0%	688,548	0.5%	(103,085,066)	74.5%

Income from operations	27,177,089	19.6%	688,548	0.5%	27,865,637	20.1%

Net income	19,365,038	14.0%	688,548	0.5%	20,053,586	14.5%

Earnings per share
— Basic	0.38		0.01		0.40

— Diluted	0.37		0.01		0.38

	Quarter Ended September 30, 2005
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Net Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(56,823,354)	73.1%	937	0.0%	(56,822,417)	73.1%
Sales and marketing expenses	(2,046,240)	2.6%	—	0.0%	(2,046,240)	2.6%
General and administrative expenses	(6,183,594)	8.0%	230,621	0.3%	(5,952,973)	7.7%

Total operating costs and expenses	(65,053,188)	83.7%	231,558	0.3%	(64,821,630)	83.4%

Income from operations	8,310,755	10.7%	231,558	0.3%	8,542,313	11.0%

Net income	5,198,335	6.7%	231,558	0.3%	5,429,893	7.0%

Earnings per share
— Basic	0.10		—		0.11

— Diluted	0.10		—		0.11

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2006
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Net income (GAAP)	5,198,335	19,365,038	7,901,791	999,720
Interest income	(47,057)	(223,408)	(255,277)	(32,297)
Interest expenses	215,329	1,569,845	1,644,689	208,083
Income tax expense	1,660,968	6,464,601	6,533,696	826,632
Depreciation and amortization	5,978,183	10,717,767	12,266,527	1,551,939
Share-based compensation charge	231,558	688,548	13,695,490	1,732,729

Adjusted EBITDA (Non-GAAP)	13,237,316	38,582,391	41,786,916	5,286,806

% of total revenue	17.0%	27.9%	26.1%	26.1%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2005	June 30, 2006	September 30, 2006
Total Hotels in operation:
Lease-and operated hotels	41	63	78
Franchised-and-managed hotels	13	19	29

Total rooms	6,512	9,707	12,729

Occupancy rate (as a percentage)	93.1%	97.7%	94.0%

Average daily rate (in RMB)	181	186	183

PevPAR (in RMB)	169	182	172